Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS
LIMITED
(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS:
PROVISION OF GUARANTEE AND RENEWAL OF WAIVER FOR ON-GOING CONNECTED
TRANSACTIONS,
DISCLOSEABLE AND CONNECTED TRANSACTION:
INCREASE IN REGISTERED CAPITAL AND TOTAL INVESTMENT OF A SUBSIDIARY,
TRADING VOLUME MOVEMENT AND UPDATE ON LEGAL PROCEEDINGS

It is proposed that:

—     the registered capital and total investment of Shenyang Automotive, a 51% owned subsidiary of the Company will be increased by US$273 million. The increase in capital will be contributed by the Company and JinBei in proportional to their current equity interests in Shenyang Automotive;

—     Xing Yuan Dong, a wholly owned subsidiary of the Company will provide a guarantee for a bank loan to JinBei by the Bank.

The Capital Increase and the Guarantee constitute connected transaction under Rule 14.26 of the Listing Rules and are accordingly subject to the approval of the Shareholders. The Capital Increase also constitute a discloseable transaction under Chapter 14 of the Listing Rules.

The Waiver in respect of the Existing Connected Transactions has expired on 21 October 2002. The Company has applied to the Stock Exchange for a waiver from strict compliance with the relevant requirements under Chapter 14 of the Listing Rules in respect of On-going Connected Transactions which are expected to be entered into on an on-going basis between the Group and connected persons of the Company, subject to Shareholders’ approval, the relevant upper limits and other conditions as set out in the section headed “Conditions of the waiver” in this announcement.

In the opinion of the Directors,

—     the On-going Connected Transactions are entered into in the ordinary and usual course of business of the Group, and either (1) on normal commercial terms; or (2) where there are no sufficient comparable transactions to judge whether they are on normal commercial terms, in terms that are fair and reasonable so far as the Company and the Shareholders are concerned;

—     the Capital Increase is fair and reasonable as far as the Company and the Shareholders are concerned and is in the interests of the Group as a whole and for the benefit of the future development of the Group; and

—     the terms of the Guarantee is fair and reasonable.

A circular will be sent to all Shareholders setting out (1) the terms of the Capital Increase, the Guarantee and the On-going Connected Transactions; (2) the recommendation of the Independent Board Committee; (3) the recommendation of the Independent Financial Adviser; and (4) the notice of the Special General Meeting, as soon as possible.

A notice convening the Special General Meeting to be held on Wednesday, 26 February 2003 is published on the same day as this announcement and a copy of the notice will be set out in the circular.

Reference is made to the announcements made by the Company dated 23 and 27 January 2003, respectively relating to, among other things, the Court Order and the Writ and the Directors wish to update on the current status of the Court Order and the Writ.

THE CAPITAL INCREASE

The following are the terms of the Capital Increase:

Registered capital and total investment of Shenyang Automotive before the Capital Increase	:	Registered capital: US$171.16 million Total investment: US$297.98 million

Registered capital and total investment of Shenyang Automotive after the Capital Increase	:	Registered capital: US$444.16 million Total investment: US$570.98 million

Increase in registered capital and total investment	:	US$273 million

Increase in registered capital by each of the joint venture partners	:	the Company: US$139.23 million, representing 51% of the amount of the Increased Amount

JinBei: US$133.77 million, representing 49% of the amount of the Increased Amount

Manner of contributing to the Increased Amount	:	the Company: by capitalising its proportional share of distributable profit up to the amount of US$139.23 million

JinBei: by transferring to Shenyang Automotive the technology of components currently used by Shenyang Automotive mainly in the manufacturing of Zhonghua sedans which can also be used in the manufacture of multi-purpose vehicles in the future with a development cost of RMB820 million and certain training facilities (the “Training Facilities”). The value of the Component Technology and the Training Facilities will be subject to a valuation by a professional valuer before injecting into Shenyang Automotive. In the event the value of the Component Technology and the Training Facilities as valued by the professional valuer is less than US$137.77 million, JinBei will contribute the balance of its portion of contribution to the Increased Amount by cash

Time for contributing the Increased Amount	:	The contribution to the Increased Amount will be made by the Company and JinBei within six months from the date of the issuance of the approval of the Capital Increase by the relevant authorities in the PRC and the new business licence The Capital Increase has been approved by the Ministry of Foreign Trade and Economic Co-operation on 5 December 2002

Shenyang Automotive is sino-foreign joint venture established in the PRC whose equity interests are 51% owned by the Company and 49% owned by JinBei. The principal activities of Shenyang Automotive is the manufacture and sale of minibuses and sedans in the PRC.

The Component Technology is owned by JinBei and currently used by Shenyang Automotive mainly in the manufacture of Zhonghua sedans at no cost. As the Capital Increase will provide Shenyang Automotive with additional working capital for use in the future development of the Group’s sedans in the PRC and also enable the Group to own the Component Technology, which in the view’s of the Directors is beneficial for the growth of the Group as a whole. The Capital Increase constitutes a discloseable and connected transaction under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders. The Directors consider that as the Capital Increase is proportional to the current equity interests of the Company and JinBei in Shenyang Automotive, it is fair and reasonable in so far as the Company and the Shareholders are concerned and is in the interests of the Group as a whole.

THE GUARANTEE

It is proposed that Xing Yuan Dong, a wholly owned subsidiary of the Company will provide a guarantee in respect of a loan up to the amount of RMB370 million by the Bank to JinBei (the “Loan”). In consideration of the provision of the Guarantee, JinBei will provide an indemnity to Xing Yuan Dong to indemnify Xing Yuan Dong of its liabilities under the Guarantee. It is proposed that the transaction will be entered into in February 2003. The Loan will be repaid (i) as to RMB100 million on or before 31 December 2003; (ii) as to RMB200 million on or before 31 December 2004; and (iii) as to the remaining RMB70 million on or before 31 December 2005. The Guarantee and the Indemnity will continue during the term of the Loan until the Loan together with interest therein is repaid in full.

The Guarantee constitutes a connected transaction under Rule 14.26(6) of the Listing Rules and is subject to the approval of the Shareholders.

The Loan will be utilized by JinBei as working capital to improve the quality of the automotive component parts currently produced by the JinBei Group and the expansion of its production capacity. As the JinBei Group is one of the suppliers of automotive component parts to the Group for use in the manufacture of minibuses and sedans and automotive component parts, the Directors believe that the Group is able to benefit from the improved quality of the automotive component parts it purchases from the JinBei Group. Furthermore, with the anticipated increase in purchases of materials and component parts from the JinBei Group following the official launch of the Zhonghua sedans, the Group will also be able to benefit from the increase in production capacities of the JinBei Group. Given that the liability of Xing Yuan Dong under the Guarantee will be fully indemnified by JinBei under the Indemnity, the Directors consider the terms of the Guarantee to be fair and reasonable.

THE ON-GOING CONNECTED TRANSACTIONS

Background of the On-going Connected Transactions

The Group was engaged in the manufacture and sale of automobiles, including minibuses and Zhonghua sedans, which were officially launched in August 2002, and automotive component parts. During the course of the business, the Group acquires materials and component parts from certain connected persons and sells automobiles and automotive component parts to certain connected persons, on an on-going basis.

The connected persons

The following are parties to the On-going Connected Transactions, all of whom are considered as connected persons of the Company under the Listing Rules:

subsidiaries and associates of JinBei	JinBei owns 49% of the equity interests of Shenyang Automotive, a 51% owned subsidiary of the Company. Being a substantial shareholder of a subsidiary of the Company, JinBei is a connected person of the Company under the Listing Rules. Accordingly, transactions with subsidiaries and associates of JinBei constitute connected transactions for the Company

subsidiaries and associates of Mr. Qin	Mr. Qin owns 49% of the equity interests of Ningbo Yuming, a 51% owned subsidiary of the Company. Being a substantial shareholder of a subsidiary of the Company, Mr. Qin is a connected person of the Company under the Listing Rules. Accordingly, transactions with subsidiaries and associates of Mr. Qin constitute connected transactions for the Company

The On-going Connected Transactions

Transactions between the Company’s subsidiaries and subsidiaries and associates of JinBei for the purchases of materials and component parts

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei

Vendors	:	subsidiaries and associates of JinBei, including but not limited to, Jin Ya Drive Shaft Company Limited (NAME IN CHINESE), Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited (NAME IN CHINESE), Shenyang JinBei Automobile Manufacture Company Limited (NAME IN CHINESE), Tieling Brilliance, Ningbo Minth and Shanghai Minth

It is anticipated that upon completion of a reorganisation of JinBei, Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE), will become a fellow subsidiary of JinBei and hence an associate of JinBei within the meaning of the Listing Rules. Transactions between Shenyang Automotive and subsidiaries of Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) will become connected transactions of the Company under the Listing Rules. The proposed reorganisation of JinBei is expected to be completed in the first quarter of 2003

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreements	:	no written agreements have been entered into between Shenyang Automotive and the respective subsidiaries and associates of JinBei in relation to the purchases of materials and component parts

Pricing policy	:	the parts and components are provided to Shenyang Automotive by the subsidiaries and associates of JinBei on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for materials and component parts of comparable quality and quantity

Historical figures	:

		Approximate % of purchases
	Aggregate Value	to the Group's total costs of goods sold

	RMB
financial year ended 31 December 1999	29,207,035	1.02%
financial year ended 31 December 2000	17,232,412	0.39%
financial year ended 31 December 2001	115,870,335	2.69%
six months ended 30 June 2002	76,722,771	3.79%

Notes:

1.	The historical figures set out above only include value of transactions between Shenyang Automotive and (a) those subsidiaries and associates of JinBei with which Shenyang Automotive will continue to purchase materials and components parts from; and (b) those subsidiaries of Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) which will become connected persons of the Company upon completion of the reorganisation of JinBei, which is expected to be completed in the first quarter of 2003. Historical figures of transactions between Shenyang Automotive and those subsidiaries and associates of JinBei which have ceased to be subsidiaries or associates of JinBei or Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) or from whom Shenyang Automotive no longer purchases materials and component parts from are not included in the above table.

2.	The historical figures of the aggregate of purchases by Shenyang Automotive from the subsidiaries and associates of JinBei did not include purchases of materials and component parts by Shenyang Automotive from Ningbo Minth and Shanghai Minth which only commenced in July 2002.

3.	Based on the management amounts of the Group, the Directors believe that the aggregate value of transactions between Shenyang Automotive and the subsidiaries and associates of JinBei for the year ended 31 December 2002 will not exceed the annual upper limit of 3% of the Group’s total costs of goods sold for the corresponding period as set out in the Waiver.

Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei

Vendors	:	subsidiaries and associates of JinBei, including but not limited to, Jin Ya Drive Shaft Company Limited (NAME IN CHINESE), Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited (NAME IN CHINESE), Ningbo Minth and Tieling Brilliance

It is anticipated that upon completion of a reorganisation of JinBei, Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE), will become a fellow subsidiary of JinBei and hence an associate of JinBei within the meaning of the Listing Rules. Transactions between Xing Yuan Dong and subsidiaries of Shenyang JinBei

Automobile Industry Company Limited (NAME IN CHINESE) will become connected transactions of the Company under the Listing Rules. The proposed reorganisation of JinBei is expected to be completed in the first quarter of 2003

Purchaser	:	Xing Yuan Dong, a wholly owned subsidiary of the Company

Agreements	:	Xing Yuan Dong has entered into purchase agreements with each of Jin Ya Drive Shaft Company Limited (NAME IN CHINESE) and Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited (NAME IN CHINESE), for the purchase of materials and component parts for a term of one year with a provision for automatic renewal unless terminated by either party giving three months notice prior to the expiration of the then current term. The prices and other terms for the purchases of materials and component parts and the volume of such purchases will be reviewed by the parties on an annual basis one month prior to the expiration of the term

No written agreements have been entered into between Xing Yuan Dong and each of Ningbo Minth and Tieling Brilliance in relation to the purchases of materials and component parts

Pricing policy	:	the parts and components are provided to Xing Yuan Dong by the subsidiaries and associates of JinBei on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for materials and component parts of comparable quality and quantity

Historical figures	:

		Approximate % of purchases
	Aggregate Value	to the Group's total costs of goods sold

	RMB
financial year ended 31 December 1999	224,844,895	7.84%
financial year ended 31 December 2000	8,086,898	0.18%
financial year ended 31 December 2001	207,558,567	4.82%
six months ended 30 June 2002	132,438,850	6.55%

Notes:

1.	The historical figures set out above only include value of transactions between Xing Yuan Dong and (a) those subsidiaries and associates of JinBei with which Xing Yuan Dong will continue to purchase materials and components parts from; (b) those subsidiaries of Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) which will become connected persons of the Company upon completion of the reorganisation of JinBei, which is expected to be completed in the first quarter of 2003. Historical figures of transactions between Xing Yuan Dong and those subsidiaries and associates of JinBei which have ceased to be subsidiaries or associates of JinBei or Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) or from whom Xing Yuan Dong no longer purchases materials and component parts from are not included in the above table.

2.	The historical figures for the financial years ended 31 December 1999 and 2000 did not include the value of transactions with Tieling Brilliance which only became a subsidiary of JinBei during the financial year ended 31 December 2001. For the two financial years ended 31 December 1999 and 2000, when Tieling Brilliance was an indirect subsidiary of The Chinese Financial Education Development Foundation, the then substantial shareholder of the Company, the aggregate value of purchases of materials and component parts by Xing Yuan Dong from Tieling Brilliance were RMB18,854,627 and RMB90,336,852, representing approximately 0.66% and 2.04% of the Group’s total costs of goods sold. Under the Waiver, the upper limit of transactions between Xing Yuan Dong and Tieling Brilliance was set at 3% of the Group’s total costs of goods sold.

3.	Purchases of materials and component parts from Ningbo Minth commenced in the year ended 31 December 2001.

Purchases of materials and component parts by Dongxing from subsidiaries and associates of JinBei

Vendors	:	subsidiaries and associates of JinBei, including but not limited to, Ningbo Minth and Tieling Brilliance

Purchaser	:	Dongxing, a wholly owned subsidiary of the Company

Agreements	:	Dongxing has entered into purchase agreement with Ningbo Minth for the purchase of materials and component parts for a term of one year with a provision for automatic renewal unless terminated by either party giving three months notice prior to the expiration of the then current term. The prices and other terms for the purchases of materials and component parts and the volume of such purchases will be reviewed by the parties on an annual basis one month prior to the expiration of the then current term

No written agreement has been entered into between Dongxing and Tieling Brilliance in relation to the purchase of materials and component parts

Pricing policy	:	the parts and components are provided to Dongxing by Ningbo Minth and Tieling Brilliance on terms which are no less favourable than the terms which can be obtained by Dongxing from independent third parties for materials and component parts of comparable quality and quantity

Historical figures	:	Since Dongxing was acquired by the Group in December 2001, the transactions with Ningbo Minth and Tieling Brilliance prior to the acquisition did not constitute connected transactions for the Company

For the six months ended 30 June 2002, the aggregate value purchased by Dongxing from Ningbo Minth and Tieling Brilliance was RMB1,306,931, representing approximately 0.06% of the Group’s total costs of goods for the corresponding period and approximately 0.0284% of the audited net tangible asset value of the Group as at 31 December 2001 as adjusted to take into account the unaudited interim results of the Group for the six months ended 30 June 2002

Transactions between Ningbo Yuming and subsidiaries and associates of Mr. Qin for the purchases of materials and component parts

Vendors	:	subsidiaries and associates of Mr. Qin, including but not limited, to Ningbo Guoya Automobile Parts Company Limited (NAME IN CHINESE), Tianjian Minth (NAME IN CHINESE), Shanghai Minfung (NAME IN CHINESE) and Ningbo Xinru (NAME IN CHINESE), Ningbo Minth and Shanghai Minth

Purchaser	:	Ningbo Yuming, a 51% owned subsidiary of the Company

Agreements	:	Ningbo Yuming has entered into purchase agreements with each of the subsidiaries of Mr. Qin and Ningbo Minth and Shanghai Minth for the purchase of materials and component parts for a term of one year with a provision for automatic renewal unless terminated by either party giving three months notice prior to the expiration of the then current term. The prices and other terms for the purchases of materials and component parts and the volume of such purchases will be reviewed by the parties on an annual basis one month prior to the expiration of the then current term

Pricing policy	:	the parts and components are provided to Ningbo Yuming by the subsidiaries of Mr. Qin and Ningbo Minth and Shanghai Minth on terms which are no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for materials and component parts of comparable quality and quantity

		Approximate % of
		the purchases to
		the Group's total
	Aggregate Value	costs of goods sold

	RMB
financial year ended 31 December 1999	16,231,648	0.57%
financial year ended 31 December 2000	13,156,945	0.30%
financial year ended 31 December 2001	10,089,235	0.23%
six months ended 30 June 2002	4,281,618	0.21%

Notes:

1.	The historical figures set out above include value of transactions with wholly owned subsidiaries of Mr. Qin from which Nigbo Yuming will continue to purchase materials and component parts. Value of historical transactions with wholly owned subsidiaries of Mr. Qin from which Ningbo Yuming has ceased to purchase materials and component parts are not included in the above figures.

2.	Value of transactions with Ningbo Minth and Shanghai Minth were also included in the historical figures set out in the above table. The value of such transactions for the relevant financial year did not exceed the higher of HK$1 million or 0.03% of the relevant net tangible asset value of the Group.

Transactions between the Company’s subsidiaries and subsidiaries and associates of JinBei for the sale of automobiles and automotive component parts

Sale of automobiles and automotive component parts by Shenyang Automotive to subsidiaries and associates of JinBei

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchasers	:	subsidiaries and associates of JinBei, including but not limited to, Shenyang JinBei Automobile Manufacture Company Limited (NAME IN CHINESE), Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited (NAME IN CHINESE) and Tieling Brilliance

It is anticipated that upon completion of a reorganisation of JinBei, Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE), will become a fellow subsidiary of JinBei and hence an associate of JinBei within the meaning of the Listing Rules. Transactions between Shenyang Automotive and subsidiaries of Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) will become connected transactions of the Company under the Listing Rules. The proposed reorganisation of JinBei is expected to be completed in the first quarter of 2003

Agreements	:	sale of automobiles by Shenyang Automotive to the subsidiaries and associates of JinBei are made pursuant to distribution agreements entered into between the parties. The distribution agreements are for an initial term of one year and can be extended by further negotiation between the parties

Pricing policy	:	the automobiles and automotive component parts are to be provided to the subsidiaries and associates of JinBei by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for sale of automobiles and automotive component parts of comparable quality and quantity

Historical figures	:

		Approximate %
		of sales to total
		revenue of
	Aggregate Value	the Group

	RMB
financial year ended 31 December 1999	15,179,000	0.35%
financial year ended 31 December 2000	3,526,805	0.06%
financial year ended 31 December 2001	14,922,554	0.24%
six months ended 30 June 2002	9,470,113	0.33%

Note:

The historical figures set out above only include value of transactions between Shenyang Automotive and (a) those subsidiaries and associates of JinBei to which Shenyang Automotive will continue to sell automobiles and automotive component parts to; (b) those subsidiaries of Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) which will become connected persons of the Company upon completion of the reorganisation of JinBei, which is expected to be completed in the first quarter of 2003. Historical figures of transactions between Shenyang Automotive and those subsidiaries and associates of JinBei which have ceased to be subsidiaries or associates of JinBei or Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) or to whom Shenyang Automotive no longer sells automobiles and automotive component parts from are not included in the above table.

Sale of automotive component parts by Dongxing to Tieling Brilliance

Vendor	:	Dongxing, a wholly owned subsidiary of the Company

Purchaser	:	Tieling Brilliance

Agreements:	:	No written agreements have been entered into between Dongxing and Tieling Brilliance in relation to the sale of automotive component parts

Pricing policy	:	the automotive component parts are to be provided to Tieling Brilliance by Dongxing on terms which are no less favourable than the terms which can be obtained by Dongxing from independent third parties for sale of automotive component parts of comparable quality and quantity

Historical figures	:	Since Dongxing was acquired by the Group in December 2001, the transactions with Tieling Brilliance prior to the acquisition did not constitute connected transactions for the Company

For the six months ended 30 June 2002, Dongxing has sold to Tieling Brilliance automotive component parts with an aggregate value of RMB31,400, representing approximately 0.0011% of the Group’s total revenue for the corresponding period and approximately 0.00068% of the audited net tangible asset value of the Group as at 31 December 2001 as adjusted to take into account the unaudited interim results of the Group for the six months ended 30 June 2002

THE WAIVER APPLICATION

Reasons for the waiver application

The Company was listed on the Stock Exchange on 22 October 1999 by way of an introduction. At the time the listing of the Company, application was made to the Stock Exchange, and the Stock Exchange has granted waivers from strict compliance with the requirements of Chapter 14 of the Listing Rules in respect of the Existing Connected Transactions, subject to the terms and conditions set out therein. As the Waiver has expired on 21 October 2002 and the Group has and will continue to purchase materials and component parts from the connected persons and to sell automobiles and automotive component parts to the connected persons on an on-going basis, it will not be practicable for the Company to comply with the disclosure/ shareholders’ approval requirements in Chapter 14 of the Listing Rules on a transactional basis.

Based on the management accounts of the Group, the Directors believe that the aggregate value of each category of connected transactions as set out in the sub-paragraph headed “The On-going Connected Transactions” above for the two months November and December 2002 did not exceed 0.03% of the audited net tangible asset value of the Group as at 31 December 2001 adjusted to take into account the unaudited interim results of the Group for the six months ended 30 June 2002. Appropriate actions will be taken by the Directors to ensure that the aggregate value of each category of connected transactions as set out in the sub-paragraph headed “The On-going Connected Transactions” above for the period from 1 January 2003 up the date of the approval of the On-going Connected Transactions by the Shareholders at the Special General Meeting will not exceed HK$10 million or 3% of the audited net tangible asset value of the Group as at 31 December 2001 adjusted to take into account the unaudited interim results of the Group for the six months ended 30 June 2002, whichever is higher.

The Ongoing Connected Transactions will constitute connected transactions under Chapter 14 of the Listing Rules and, unless waivers are granted by the Stock Exchange, would be subject to the disclosure/shareholders’ approval requirements contain in the Listing Rules. In the opinion of the Directors, the On-going Connected Transactions are entered into in the ordinary and usual course of business of the Group and either on normal commercial terms; or where there are no sufficient comparable transactions to judge whether they are on normal commercial terms, in terms that are fair and reasonable so far as the Company and the Shareholders are concerned. The Directors also consider that strict compliance with the disclosure/shareholders’ approval requirements in Chapter 14 of the Listing Rules would be impracticable, and would result in significant additional administrative costs to the Group, which would not be in the interests and benefit of the Company and the Shareholders as a whole.

Conditions of the waiver

The Company has applied to the Stock Exchange for a waiver from strict compliance with the disclosure and shareholders’ approval requirements in respect of the On-going Connected Transactions pursuant to Rule 14.26 of the Listing Rules, for a period of three financial years ending 31 December 2005, subject to the following conditions:

(1)	The On-going Connected Transactions shall be:

(a)	entered into in the ordinary and usual course of the Group’s business;

(b)	conducted either on normal commercial terms or, if there is no sufficient comparable transactions to judge whether they are on normal commercial terms, in terms that are fair and reasonable so far as the Company and the Shareholders are concerned; and

(c)	entered into in accordance with the terms of the respective agreements governing such On-going Connected Transactions or (whether there are no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable.

(2)	The annual aggregate value of each of the relevant categories of the On-going Connected Transactions, if applicable, shall not exceed the respective annual upper limits set out in paragraph (6) below.

(3)	The independent non-executive Director shall review the On-going Connected Transactions annually and confirm in each annual report and accounts covering that financial year that such On-going Connected Transactions have been conducted in the manner set out above in paragraphs (1) and (2) above.

(4)	The auditors of the Company shall review the transactions annually and provide the Directors with a letter (a copy of which will be provided to the Listing Division of the Stock Exchange) stating whether:

(a)	the On-going Connected Transactions received the approval of the Directors;

(b)	the On-going Connected Transactions have been entered into in accordance with the terms of the respective agreements governing such On-going Connected Transactions, if any;

(c)	the annual aggregate value of each of the relevant categories of the On-going Connected Transactions, if applicable, shall not exceed the respective annual upper limits set out in paragraph (6) below.

(5)	Brief details of the On-going Connected Transactions in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report and accounts for that financial year with a statement from the independent non-executive Directors referred to in paragraph (3) above.

(6)	The respective aggregate value of the On-going Connected Transactions will not exceed the proposed annual upper limits set out in this paragraph (6):

Annual Cap
(as a % of the Group's cost
The transactions	of good sold)

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	7%
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	8%
Purchases of materials and component parts by Dongxing from subsidiaries and associates of JinBei	1%
Purchases of materials and component parts by Ningbo Yuming from subsidiaries and associates of Mr. Qin	2%

Annual Cap (as a % of
The transactions	the Group's revenue)

Sale of automobiles and automotive component parts made by Shenyang Automotive to the subsidiaries and associates of JinBei	2%
Sale of automotive component parts made by Dongxing to Tieling Brilliance	1%

In the event that any of the annual upper limits applicable to the relevant On-going Connected Transaction is exceeded, or if any new agreements are entered into with a connected person in the future, the Company will comply with the provisions of Chapter 14 of the Listing Rules, unless the Company applies for, and is granted a waiver from the Stock Exchange from strict compliance with the disclosure/shareholders’ approval requirements therein.

INFORMATION ON THE GROUP

The Group was engaged in the manufacture and sale of automobiles, including minibuses and Zhonghua sedans, which were officially launched in August 2002, and automotive component parts. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automobile component parts in the PRC and Xing Yuan Dong, a wholly owned subsidiary of the Company, is engaged in the manufacture, trading and sourcing of automotive component parts for Shenyang Automotive.

GENERAL

The following is a comparison of the proposed annual upper limits for the On-going Connected Transactions set out in paragraph (6) of the sub-paragraph headed “Conditions of the waiver” above and the annual upper limits contained in the Waiver:

	Annual Cap (as a % to the Group's total costs of goods sold)

	Proposed annual	Annual upper limits
The transactions	upper limits	contained in the Waiver

Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	7%	3% (Note 1)
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	8%	10% (Note 2)
Purchases of materials and component parts by Dongxing from Ningbo Minth and Tieling Brilliance	1%	N/A (Note 3)
Purchases of materials and component parts by Ningbo Yuming from subsidiaries and associates of Mr Qin (including Ningbo Minth and Shanghai Minth, which are also subsidiaries of JinBei)	2%	3%

	Annual Cap (as a % to the
The transactions	Group's revenue)

Sale of automobiles and automotive component parts made by Shenyang Automotive to the subsidiaries and associates of JinBei	2%	3%
Sale of automotive component parts made by Dongxing to Tieling Brilliance	1%	N/A (Note 3)

Notes:

1.	With the official launch of Zhonghua sedans in August 2002, it is expected that the aggregate value of purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei will increase in the three financial years ending 31 December 2005 due to the increase in demand for materials and component parts from subsidiaries and associates of JinBei for use in production. Accordingly, a higher annual upper limit is set for the purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei for the three financial years ending 31 December 2005. A higher annual upper limit is also set for the purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei because of the anticipated connected transactions with subsidiaries of Shenyang JinBei Automobile Industry Company Limited (NAME IN CHINESE) upon completion of the reorganisation of JinBei, which is expected to be completed in the first quarter of 2003.

2.	The proposed annual upper limit for purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei for the three financial years ending 31 December 2005 includes purchases by Xing Yuan Dong from Tieling Brilliance. Purchases of materials and component parts by Xing Yuan Dong from Tieling Brilliance were subject to an annual upper limit of 3% under the Waiver.

3.	The Company only acquired Dong Xing in December 2001 and transactions between Dong Xing and subsidiaries and associates of JinBei only constitute connected transactions commencing from the financial year ended 31 December 2002 and accordingly not covered by the Waiver.

None of JinBei or Mr. Qin or any of their respective associates has any interests in the issued share capital of the Company. As at the date of this announcement, Huachen is the substantial shareholder of the

Company and is interested in approximately 39.446% of the issued share capital of the Company. As neither Huachen nor any of its associates is a party to the Capital Increase, the Guarantee or the On-going Connected Transactions, all Shareholders, including Huachen can vote at the Special General Meeting convene for the approval of the Capital Increase, the Guarantee and the On-going Connected Transactions.

A circular will be sent to all Shareholders setting out (1) the terms of the Capital Increase, the Guarantee and the Ongoing Connected Transactions; (2) the recommendation of the Independent Board Committee; (3) the recommendation of the Independent Financial Adviser; and (4) the notice of the Special General Meeting as soon as possible.

A notice convening the Special General Meeting to be held on Wednesday, 26 February 2003 is published on the same day as this announcement and a copy of the notice will be set out in the circular.

TRADING VOLUME MOVEMENT

The Board notes the recent increase in the trading volume of the shares of the Company and wishes to state that it is not aware of any reasons for such increase.

The Board also confirms that except for the transactions mentioned in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement. The Board is not aware of any obligation imposed by paragraph 2 of the Listing Agreement which is or may be of a price-sensitive nature, except the conditional mandatory cash offer and the Writ and Court Order as referred to in the joint announcement dated 19 December 2002 and 27 January 2003 and the announcements dated 23 January 2003, respectively.

UPDATE ON LEGAL PROCEEDINGS

Reference is made to the announcements made by the Company dated 23 and 27 January 2003, respectively, relating to, among other things, the Court Order and the Writ. The Directors wish to state that the Company has to date abided by, and will continue to abide by, the terms of the Court Order, particulars of which was detailed in the announcement made by the Company dated 27 January 2003 (the “Announcement”). The Company through its Bermuda counsel has made an expedient application for, and is waiting for confirmation as to court time availability with the Supreme Court of Bermuda in order to initiate proceedings to (i) have the Writ struck out and, in the alternative, (ii) have the Court Order discharged.

The Company believes there is no basis for certain negative allegations recently made by the representatives of Broadsino Finance Company Limited.

Furthermore, as at the date of this announcement, the Company understands that the other parties listed as Defendants (including Huachen, the Foundation and the Management Directors (as defined in the Announcement) continue not to be formally served with the Writ and/or the Court Order and as such are not enjoined in the legal proceedings initiated in the Supreme Court of Bermuda.

Further announcement will be made by the Company in the event of further development in the legal proceedings.

DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Bank”	The bank which provides the Loan to JinBei and is an independent third party not connected with the directors, the chief executive and the substantial shareholders of the Company and its subsidiaries and their respective associates;

“Board”	the board of Directors;

“Capital Increase”	the increase in the registered capital and total investment of Shenyang Automotive by US$273 million from US$171.16 million to US$444.16 million and from US$297.98 million to US$570.98 million, respectively;

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;

“Component Technology”	the component technology currently owned by JinBei and used by Shenyang Automotive mainly in the manufacture of Zhonghua sedans;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Court Order”	the order dated 22 January 2003 made by the Supreme Court of Bermuda prohibiting the Company from registering any sale or transfer of certain shares in the Company in accordance with the order’s terms;

“Directors”	the directors of the Company;

“Dongxing”	Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (NAME IN CHINESE) a wholly foreign owned enterprise established in the PRC and a wholly owned subsidiary of the Company. The principal activities of Dongxing is the manufacture and sale of automotive components in the PRC;

“Existing Connected Transactions”	the on-going connected transactions set out in items 5 to 9 of the paragraph headed “Connected Transactions” in the section headed “Business” in the prospectus dated 12 October 1999 issued by the Company;

“Foundation”	the Chinese Financial Education Development Foundation (NAME IN CHINESE);

“Group”	the Company and its subsidiaries;

“Guarantee”	the provision of guarantee by Dong Xing in respect of the obligations of JinBei under the Loan;

“Huachen”	(NAME IN CHINESE) (Huachen Automotive Group Holdings Company Limited)*;

“Increased Amount”	the increase in the registered capital and total investment of Shenyang Automotive by the amount of US$273 million from US$171.16 million to US$444.16 million in respect of the registered capital and from US$297.98 million to US$570.98 million in respect of the total investment;

“Indemnity”	the indemnity to be given to Xing Yuan Dong by JinBei in respect of the liabilities of Xing Yuan Dong under the Guarantee for the Loan;

“Independent Board Committee”	the independent committee of Board formed to advise the Shareholders on the Capital Increase, the Guarantee and the On-going Connected Transactions;

“Independent	the independent financial adviser to be appointed for the purpose of advising the

Financial Adviser”	Shareholders in relation to the Capital Increase, the Guarantee and the On-going Connected Transactions;

“JinBei”	Shenyang JinBei Automotive Company Limited* (NAME IN CHINESE), a company incorporated in the PRC whose shares are listed on the Shanghai Stock Exchange and holder of the 49% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and associates from and to whom the Group purchases materials and component parts and sells automobiles and automotive component parts;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Ningbo Minth”	Ningbo Minth Machines Co. Ltd. (NAME IN CHINESE), a company established in the PRC and whose equity interests are 51% owned by JinBei and 49% owned by Mr. Qin;

“Ningbo Yuming”	Ningbo Yuming Machinery Industrial Co., Ltd. (NAME IN CHINESE), a wholly foreign owned joint venture established in the PRC on 14 August 1993 and whose equity interests are 51% owned by the Company and 49% owned by Mr. Qin. The principal activities of Ningbo Yuming is the manufacture and sale of automotive component parts in the PRC;

“On-going Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The On-going Connected Transactions” in this announcement;

“PRC”	The People’s Republic of China;

“Mr. Qin”	Mr. Qin Rong Hua (NAME IN CHINESE), the substantial shareholder of Ningbo Yuming, a 51% owned subsidiary of the Company;

“RMB”	renminbi, the lawful currency of the PRC;

“Shanghai Minth”	Shanghai Minth Accessories Company Limited (NAME IN CHINESE), a company established in the PRC and whose equity interests are 51% owned by the Company and 49% owned by Mr. Qin;

“Shares”	shares of US$0.01 each;

“Special General Meeting”	the special general meeting of the Company to be convened on Wednesday, 26 February 2003 for the purpose of considering, and if thought fit, approving the Capital Increase, the Guarantee and the On-going Connected Transactions;

“Shareholder(s)”	holder(s) of shares of the Company;

“Shenyang Automotive”	(NAME IN CHINESE) (Shenyang Brilliance JinBei Automobile Co., Ltd.) (formerly known as (NAME IN CHINESE) (Shenyang JinBei Passenger Vehicle Manufacturing Company Limited)), a sino-foreign joint venture established in the PRC on 19 July 1991 and whose equity interests are 51% owned by the Company and 49% owned by JinBei. The principal activities of Shenyang Automotive is the manufacture and sale of minibuses and sedans in the PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Tieling Brilliance”	Tieling Brilliance Rubber Products Company Limited (NAME IN CHINESE) a company established in the PRC and is currently a 95% owned subsidiary of JinBei. Tieling Brilliance was previously a 95% owned subsidiary of Zhuhai Brilliance

Holdings Limited which was a wholly owned subsidiary of the Foundation (which was the substantial shareholder of the Company prior to the sale of its entire interests in the Company to Huachen on 18 December 2002);

“US$”	United States dollars, the lawful currency of the United States of America;

“Waiver”	the waiver from the Stock Exchange from strict compliance with the requirements of Chapter 14 of the Listing Rules in respect of the Existing Connected Transactions;

“Writ”	the writ dated 21 January 2003 with Broadsino Finance Company Limited named as Plaintiff and the Company as one of the Defendants, filed with the Supreme Court of Bermuda; and

“Xing Yuan Dong”	Shenyang XingYuanDong Automobile Component Co., Ltd. (NAME IN CHINESE) a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly owned subsidiary of the Company.

Hong Kong SAR 29 January 2003

*     for identification purposes only

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (“Company”) will be held at Grand Rooms I and II, Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong at 8:00 a.m. on Wednesday, 26 February 2003, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1.	“THAT the increase in the registered capital and total investment of (NAME IN CHINESE) (Shenyang Brilliance Jinbei Automobile Co., Ltd.) (formerly known as (NAME IN CHINESE) (Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited)) (“Shenyang Automotive”), a sino-foreign joint venture established in the PRC on 19 July 1991 and whose equity interest is owned as to 51% by the Company and as to 49% by Shenyang Jinbei Automotive Company Limited (NAME IN CHINESE) by an amount of US$273,000,000 (the “Increased Amount”) (the “Capital Increase”) be and is hereby ratified and confirmed and that the contribution of an amount of US$139,230,000 to the Increased Amount by the Company by way of capitalisation of the Company’s proportional share of distributable profit in Shenyang Automotive be and is hereby approved and that the Directors be and are hereby authorised to take such actions as are necessary to give effect to the Capital Increase”.

2.	“THAT the provision of a guarantee by Shenyang XingYuanDong Automobile Component Co., Ltd. (NAME IN CHINESE) (“Xing Yuan Dong”), a wholly owned subsidiary of the Company, for a loan up to the amount of RMB370 million by a bank to Shenyang Jinbei Automotive Company Limited (NAME IN CHINESE) (“JinBei”) as secured by an indemnity given by JinBei in favour of Xing Yuan Dong be and is hereby approved and that the Directors be and is hereby authorised to take such actions as are necessary to give effect to the giving of the guarantee”.

3.	“THAT the on-going connected transactions (the “On-going Connected Transactions”) to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) as set out in the paragraph headed “The On-going Connected Transactions” in the Letter from the Board contained in a circular to be issued by the Company (the “Circular”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purpose) be and are hereby approved provided that the maximum value of the On-going Connected Transactions for each of the financial year ending 31 December 2005 shall not exceed the upper limits set out in sub-paragraph 6 of the paragraph headed “Conditions of the waiver” in the Letter from the Board contained in the Circular”.

By Order of the Board
Hong Xing
Company Secretary

Hong Kong, 29 January 2003

Registered office:
Cedar House
41 Cedar House
Hamilton HM 12
Bermuda.

Principal place of business in Hong Kong:
Suites 2303–2306, 23rd Floor
23 Harbour Road
Wanchai
Hong Kong.

Notes:

1.	Any shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote in his stead. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any Share, any one such person may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect of the joint holding.

3.	In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be delivered to the office of the share registrars of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting thereof.